

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission File Number ________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ABBOTT LABORATORIES STOCK RETIREMENT PLAN DECEMBER 31, 2009 AND 2008

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Abbott Laboratories' Employee Benefit Board of Review
Abbott Laboratories Stock Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.



Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 28, 2010

Abbott Laboratories Stock Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
(Dollars in thousands)

	2009	2008
Assets		
Cash	$ 408	$ 1,809
Investments, at fair value	5,770,048	4,837,278
Accrued interest and dividend income	-	10
Due from brokers	1,542	2,272
Total assets	5,771,998	4,841,369
Liabilities		
Due to brokers	405	1,789
Net assets reflecting all investments at fair value	5,771,593	4,839,580
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,315)	(15,987)
NET ASSETS AVAILABLE FOR BENEFITS	$5,767,278	$4,823,593

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2009
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 135,870
Participant	265,124
Total contributions	400,994
Investment income	
Net appreciation in fair value of investments	548,938
Interest and dividends	133,725
Net investment income	682,663
Net additions	1,083,657
Deductions	
Benefits paid to participants	271,038
Other expenses	333
Total deductions	271,371
Net increase prior to transfer	812,286
Plan transfers (note G)	131,399
NET INCREASE AFTER TRANSFER	943,685
Net assets available for benefits	
Beginning of year	4,823,593
End of year	$ 5,767,278

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

In general, United States employees of Abbott Laboratories ("Abbott"), selected participating subsidiaries and affiliates, may, after meeting certain employment requirements, voluntarily participate in the Plan. Puerto Rico employees participate in the Abbott Laboratories Stock Retirement Plan (Puerto Rico), a separately sponsored plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Mercer HR Outsourcing LLC and Mercer Trust Company (collectively, "Mercer") are the custodian ("Custodian"), trustee ("Trustee") and record keeper of the Plan.

The Plan operates as a cash or deferred arrangement 401(k) plan and, effective October 1, 2001, is considered an employee stock ownership plan that meets the applicable United States Internal Revenue Code ("IRC") sections. Effective January 1, 2006, the Plan was amended to clarify that the portion of the Plan that is invested in Abbott shares is a permanent feature of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust ("Trust"). The Trust is administered by Mercer and an Investment Committee comprised of three Abbott employees (the "Committee"). Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate contribute from 2% and may contribute up to 18% of their eligible earnings to the Trust, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions. The Plan also permits Roth 401(k) after-tax contributions. Participants may choose to make their contributions from pretax earnings, after-tax earnings or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings at an amount determined by the Board of Directors of Abbott. If the participant contributes according to the Plan requirements, the employer contribution is 5% of the participant's eligible earnings. Employer contributions are invested each pay period on a pro rata basis in accordance with the employee's investment elections.

Cash dividends on shares of Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan's year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

The Plan offered the following investment options in 2008: Abbott common shares, SRP Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Equity Fund, Growth Fund of America, American Funds The Investment Company of America Fund, Washington Mutual Investors Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Index Fund Plus, American Funds EuroPacific Growth Fund, Dodge & Cox Balanced Fund, Vanguard Institutional Developed Markets Fund, PIMCO All Asset Fund, PIMCO Total Return Fund, Blackrock International Opportunities Fund, Blackrock Mid Cap Value Equity Fund and Wellington Mid Cap Growth Fund.

As of December 15, 2008, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston and Putnam International Equity Fund are no longer investment options of the Plan. During 2009, in connection with the Advanced Medical Optics ("AMO") Plan transfer (see Note G), Allergan, Inc. common stock and the JPMorgan Stable Value Fund were added to the Plan, but both investment options are frozen to new contributions.

In addition, in 2004, Abbott spun off its hospital products business, Hospira, Inc. ("Hospira"), and Abbott shareholders received one share of Hospira stock for every ten shares of Abbott shares owned. Participants who received Hospira stock through this distribution may continue to hold the stock in their investment accounts.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2009 and 2008, forfeitures reduced Abbott's contributions by approximately $739,000 and $970,000, respectively. Approximately $791,000 and $387,000 of forfeitures were available at the end of 2009 and 2008, respectively, to reduce future Abbott contributions.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in installments, cash, Abbott common shares or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Loans to Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service ("IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or the employee's anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. In accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), the statements of net assets available for benefits present all investments at fair value, an amount needed to adjust net assets attributable to fully benefit-responsive investment contracts from fair value to contract value, and net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Adoption of New Accounting Rules

On January 1, 2008, the Plan adopted new accounting rules covering fair value measurements. Adoption of these rules did not have a material effect on the Plan's financial statements.

In April 2009, the Financial Accounting Standards Board ("FASB") issued additional rules regarding fair value measurement and disclosure. The rules provide guidance for estimating fair value when market activity for the asset or liability has decreased significantly. The new rules require disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used to measure fair value. In addition, the Plan's investments are required to be presented by major category as determined on the basis of the nature and risks of the investments. The Plan adopted this new guidance effective December 31, 2009, and determined it did not have a material effect on the Plan's financial statements, but expanded its disclosures.

In September 2009, the FASB issued guidance on measuring fair value for investments that use net asset values not quoted in active markets as fair value, such as the Plan's collective trust funds. This guidance also requires additional disclosure including the investment strategies of these investments and the nature of any restrictions on the investor's ability to redeem its investment at the measurement date. The Plan adopted this new guidance effective December 31, 2009 and determined it had no effect on the Plan's financial statements, but expanded its disclosures.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds, floating rate notes, U.S. treasury bills, and Federal agency short-term notes - Valued at the published market price per unit multiplied by the number of respective shares, units, or par held.

Collective trust funds - Valued at the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Participant loans - Valued at cost, which approximates fair value.

Repurchase agreements – Valued at amortized cost, which approximates fair value given the instruments' short duration.

Guaranteed investment contracts ("GICs") in the SRP Stable Value Fund - Valued on a contract-by-contract basis by the individual GIC issuer or, in some cases, by Mercer. The primary method used to calculate the fair value is by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Commercial paper - Valued at cost, which approximates fair value given the instruments' short duration of less than 60 days.

Short-term investment funds - Valued using $1 for the net asset value per unit, which approximates fair market value.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables summarize the basis used to measure assets at fair value at December 31, 2009 and 2008 (dollars in thousands):

	Basis of Fair Value Measurement			
2009	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott Laboratories	$2,397,503	$ -	$ -	$2,397,503
Hospira, Inc.	125,674	-	-	125,674
Allergan, Inc.	13,732	-	-	13,732
Total common stock	2,536,909	-	-	2,536,909
Mutual funds				
Growth	430,569	-	-	430,569
Blend	939,211	-	-	939,211
Value	686,836	-	-	686,836
Income	191,708	-	-	191,708
Total mutual funds	2,248,324	-	-	2,248,324
Collective trust funds				
Capital preservation (a)	-	21,870	-	21,870
Growth (b)	-	41,878	-	41,878
Total collective trust funds	-	63,748	-	63,748
SRP Stable Value Fund				
Floating rate notes	10,114	-	-	10,114
Repurchase agreements	-	189,000	-	189,000
U.S. Treasury bills	8,099	-	-	8,099
GICs	-	-	219,430	219,430
Commercial paper				
Corporate	-	33,968	-	33,968
U.S. agencies	-	63,807	-	63,807
Total commercial paper	-	97,775	-	97,775
Federal agency short-term notes	98,536	-	-	98,536
Short-term investment funds	171,957	-	-	171,957
Accrued interest	-	1,007	-	1,007
Total SRP Stable Value Fund	288,706	287,782	219,430	795,918
Participant loans	-	-	125,149	125,149
Total assets at fair value	$5,073,939	$ 351,530	$ 344,579	$5,770,048

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The collective trust funds do not have a readily determinable fair value and are valued at their December 31, 2009 net asset value per share as provided by the funds' administrators. The following provides additional information regarding these funds:

(a) The investment strategy of this fund is to preserve the value of the money invested, perform better than the average money market fund and earn consistent, reliable returns. Redemption from the fund must be requested in writing and the fund reserves the right to delay honoring the request of withdrawal by the participating plan up to 12 months from the date of the written notice of such request. The Plan has contracted to redeem its investment at full value on October 1, 2010.

(b) The investment strategy of this fund is to achieve long-term total return in excess of the Russell Mid-Cap Growth Index. Redemption from the fund is permitted daily.

	Basis of Fair Value Measurement			
2008	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock	$2,404,594	$ -	$ -	$2,404,594
Mutual funds	1,479,235	-	-	1,479,235
Collective trust funds	-	8,165	-	8,165
SRP Stable Value Fund:				
GICs	-	-	402,135	402,135
Commercial paper	-	403,574	-	403,574
Short-term investment Funds	24,550	-	-	24,550
Participant loans	-	-	115,025	115,025
Investments at fair value	$3,908,379	$ 411,739	$ 517,160	$4,837,278

The following table summarizes the changes in assets that are measured using significant unobservable inputs (dollars in thousands) for the year ended December 31, 2009:

	GICs	Participant loans
Balance, beginning of 2009	$ 402,135	$115,025
Total change in unrealized gain	(10,898)	-
Net sales and settlements	(171,807)	10,124
Balance, end of 2009	$ 219,430	$125,149

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Mercer maintains contributions to the SRP Stable Value Fund in a separate account. The account is credited with earnings on underlying investments and charged for Plan withdrawals and administrative expenses charged by Mercer. Each GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Because the SRP Stable Value Fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to this fund. Contract value, as reported to the Plan by Mercer, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the SRP Stable Value Fund at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rates are negotiated with each issuer at the time of purchase and are fixed throughout the term of the contracts, with the exception of one contract, which resets monthly based on the Consumer Price Index plus a spread.

	2009	2008
Average yields (approximate)		
Based on actual earnings	4%	4%
Based on interest rate credited to participants	4	4

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include bankruptcy of the Plan sponsor, bankruptcy or default by the issuer, or the failure of the Trust to qualify for exemption from Federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The GICs do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates except in the instance of fraud.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and sales of Hospira or Allergan stock. Mutual and other pooled fund investment management fees are charged against the net assets of the respective fund. Abbott pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2009 and 2008 (dollars in thousands):

	2009	2008
Abbott common shares	$2,397,503	$2,330,721
Dodge & Cox Balanced Fund	352,426	247,375
Growth Fund of America, Class R5	430,569	298,985
American Funds EuroPacific Growth Fund, Class R5	427,684	288,438

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2009 and 2008, is presented below:

	2009	2008
Abbott common shares, 44,406,423 and 43,670,986 shares, respectively (dollars in thousands)	$2,397,503	$2,330,721
Market value per share	$53.99	$53.37

NOTE C - INVESTMENTS - Continued

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Common shares/stock	$ 102,191
Mutual funds	438,780
Collective trust funds	7,967
	$ 548,938

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in Abbott common shares.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The IRS has determined and informed Abbott by a letter dated April 23, 2003, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE G - ACQUISITIONS AND DIVESTITURES

In December 2008 Abbott announced the purchase of Ibis Biosciences, Inc., a subsidiary of Isis Pharmaceuticals, Inc. The purchase was completed in January 2009 and approximately 64 employees of Ibis became participants of the Plan. Certain Ibis participants transferred outstanding loans into the Plan which are included in plan transfers on the statement of changes in net assets available for benefits.

On February 26, 2009, Abbott completed its acquisition of AMO, which was renamed Abbott Medical Optics Inc. Upon close of the acquisition, AMO employees in the United States became participants in the Plan and their participation in the Advanced Medical Optics, Inc. 401(k) Plan (the "AMO Plan") was frozen. Assets in the AMO Plan attributable to the United States employees totaled $131,308,167 and were transferred to the Plan during 2009. The AMO Plan transfer is included in plan transfers on the statement of changes in net assets available for benefits.

During 2009 Abbott completed acquisitions of Evalve, Inc. and Visiogen, Inc. Employees acquired through these acquisitions will be eligible for coverage under the Plan effective January 1, 2010.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2009 to the Form 5500 (dollars in thousands):

Net assets available for benefits per the financial statements	$5,767,278
Decrease for adjustment from contract value to fair value for fully benefit-responsive investment contracts in collective trust fund	(773)
Net assets available for benefits per the Form 5500	$5,766,505

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2009 to the Form 5500 (dollars in thousands):

Total net investment income per the financial statements	$682,663
Adjustment from contract value to fair value for fully benefit-responsive investment contracts in collective trust fund	(773)
Total net investment income per the Form 5500	$681,890

Investments in collective trust funds are required to be reported at fair value on the Form 5500.

NOTE I - SUBSEQUENT EVENTS

Effective January 29, 2010, various structural changes were made to several Plan investment options in order to lower investment management fees. American Fund investment options now offer Class R6 shares which have a lower expense ratio than the previously offered Class R5 shares, therefore the American Fund options moved from Class R5 to Class R6. The BlackRock and Dodge & Cox portfolios were converted from mutual funds to managed accounts. Additionally, the SRP Stable Value Fund was renamed the SRP Short Term Investment Fund, reflecting a change in that fund's investment policy.

On February 16, 2010 Abbott completed its acquisition of Solvay's pharmaceuticals business (Solvay Pharmaceuticals). Solvay Pharmaceuticals' employees in the United States are covered under a separate plan.

Abbott acquired Starlims Corporation in March 2010 and Facet Biotech Corp in April 2010. Employees acquired through these acquisitions will be eligible to participate in the Plan in 2010.

The Company has evaluated subsequent events from December 31, 2009 through the date these financial statements have been filed with the Securities and Exchange Commission. Except as previously described, there are no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
*Abbott Laboratories, common shares				$ 2,397,503
Hospira, Inc., common stock				125,674
Allergan, Inc., common stock				13,732
Mutual funds				
American Funds EuroPacific Growth Fund, Class R5				427,684
American Funds The Investment Company of America Fund, Class R5				196,638
Blackrock International Opportunities Fund				68,698
Blackrock Mid Cap Value Equity Fund				51,433
Dodge & Cox Balanced Fund				352,426
Growth Fund of America, Class R5				430,569
PIMCO All Asset Fund				50,992
PIMCO Total Return Fund				140,716
Vanguard Extended Market Index Fund				188,075
Vanguard Institutional Developed Markets Fund				28,039
Vanguard Institutional Index Fund Plus				226,715
Washington Mutual Investors Fund, Class R5				86,339
Collective trust funds				
JPMorgan Stable Value Fund				21,870
Wellington Mid Cap Growth Fund				41,878
*Loans to participants, 3.25% to 10.50%				125,149
SRP Stable Value Fund				
Floating Rate Notes				
Fed Home Loan Mortgage	0.08%	7/10/2015		10,114
Repurchase Agreements				
U.S. Agency	0.13%	1/4/2010		100,000
U.S. Treasury	0.08%	1/15/2010		31,800
U.S. Treasury	0.01%	1/4/2010		57,200
U.S. Treasury bill	0.05%	3/11/2010		8,099
Guaranteed investment contracts				
Hartford Life Insurance Company	5.80%	4/21/2011		15,000
Jackson National Life Insurance Company	4.40%	4/1/2010		12,394
Jackson National Life Insurance Company	4.25%	2/15/2010		2,428
Metropolitan Life Insurance Company	0.46%	4/2/2013		25,010
Metropolitan Life Insurance Company	5.42%	5/28/2013		10,880
Monumental Life Insurance Company	4.55%	7/1/2010		12,316
Pacific Life Insurance Company	4.95%	5/9/2011		16,244
Pacific Life Insurance Company	4.32%	2/16/2010		12,359
Pacific Life Insurance Company	4.48%	4/8/2011		26,968

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2009
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
SRP Stable Value Fund - Continued				
Guaranteed investment contracts - Continued				
Principal Life Insurance Company	4.50%	8/16/2010		$ 12,247
Principal Life Insurance Company	5.48%	6/3/2013		21,763
Principal Life Insurance Company	4.38%	5/17/2010		12,321
Prudential Asset Management Company	0.41%	3/5/2013		15,005
Prudential Asset Management Company	5.58%	10/8/2010		10,126
Prudential Asset Management Company	4.23%	1/4/2010		9,281
Commercial paper				
Bank of America Corp 3(a)3 Disc Nt	0.31%	1/19/2010		7,991
Bank of America Corp 3(a)3 Disc Nt	0.34%	4/5/2010		1,997
Citigroup Funding Inc 3(A)3 Disc Nt	0.27%	1/19/2010		7,993
F H L M C DISC NT	0.29%	1/4/2010		3,190
F H L M C DISC NT (RB)	0.15%	3/16/2010		12,559
F N M A DISC NT	0.12%	1/19/2010		28,536
F N M A DISC NT	0.44%	2/22/2010		19,522
General Electric Capital Corp 3(a)3 Disc Nt	0.28%	3/29/2010		7,989
JPMorgan Chase & Co 3(A)3 Disc Nt	0.18%	1/11/2010		7,998
Short-term notes				
Federal Home Loan Bank Bond	4.88%	3/12/2010		10,120
Federal Home Loan Bank Bond	1.05%	3/5/2010		14,823
Federal Home Loan Bank Bond	0.55%	8/5/2010		20,403
Federal Home Loan Bank Bond	0.50%	10/25/2010		5,006
Federal Home Loan Bank Bond	3.50%	7/16/2010		1,729
Federal Home Loan Bank Bond	5.13%	9/10/2010		17,752
Federal Home Loan Bank Bond	0.55%	6/4/2010		15,026
Federal Home Loan Mortgage Global Note	4.13%	7/12/2010		3,010
Federal Home Loan Mortgage Note	4.50%	7/6/2010		6,928
FNMA Note	4.65%	5/17/2010		127
FNMA Note	3.05%	4/28/2010		1,635
FNMA Note	4.13%	5/15/2010		835
FNMA Note Global	7.13%	6/15/2010		1,142
Accrued Interest				1,007
Short-term investment funds				
*BNY Mellon STIF				171,371
TBC Inc. Pooled Emp. Daily				586
				$ 5,764,960

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO)
DECEMBER 31, 2009 AND 2008

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Abbott Laboratories' Employee Benefit Board of Review
Abbott Laboratories Stock Retirement Plan (Puerto Rico)

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Chicago, Illinois
June 28, 2010

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
(Dollars in thousands)

	2009	2008
Assets		
Cash	$ 2	$ 250
Investments, at fair value	211,278	190,689
Due from brokers	139	164
Total assets	211,419	191,103
Liabilities		
Due to brokers	-	247
Net assets reflecting all investments at fair value	211,419	190,856
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	1,272
NET ASSETS AVAILABLE FOR BENEFITS	$211,419	$192,128

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2009
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 5,574
Participant	9,803
Total contributions	15,377
Investment income	
Net appreciation in fair value of investments	9,988
Interest and dividends	5,631
Net investment income	15,619
Total additions	30,996
Deductions	
Benefits paid to participants	11,620
Other expenses	85
Total deductions	11,705
NET INCREASE	19,291
Net assets available for benefits	
Beginning of year	192,128
End of year	$211,419

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Effective January 1, 1996, employees of Abbott Laboratories' ("Abbott") selected subsidiaries and affiliates in Puerto Rico (the "Company") may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Mercer HR Outsourcing LLC and Mercer Trust Company (collectively, "Mercer") are the custodian ("Custodian") and record keeper of the Plan. Banco Popular de Puerto Rico serves as trustee ("Trustee") of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (Puerto Rico) (the "Trust"). The Trust is administered by the Trustee, the Custodian and an investment committee comprised of three Abbott employees (the "Committee").

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible earnings to the Trust, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings or both. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants' pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1165(e) of the Puerto Rico Internal Revenue Code. Participant contributions may be invested in any or all of the investment options.

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings. The amount of the employer contribution is determined by the Board of Directors of Abbott and, for the years ended December 31, 2009 and 2008, was 5% of the participant's eligible earnings if the employee elected to contribute at least 2% of eligible earnings to the Plan. Employer contributions are invested each pay period according to the employee's investment elections.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

The Plan offered the following investment options in 2008: Abbott common shares, Putnam Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Equity Fund, Vanguard Institutional Index Fund Plus, Growth Fund of America, American Funds The Investment Company of America Fund, Washington Mutual Investors Fund, Vanguard Extended Market Index Fund, American Funds EuroPacific Growth Fund, Dodge & Cox Balanced Fund, PIMCO All Asset Fund, PIMCO Total Return Fund, Blackrock International Opportunities Fund, Blackrock Mid Cap Value Equity Fund, Vanguard Institutional Developed Markets Fund and Wellington Mid Cap Growth Fund. In addition, participants who received Hospira, Inc. ("Hospira") stock as a result of the spin-off on April 30, 2004, may continue to hold the stock in their accounts. As of December 15, 2008, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, and Putnam International Equity Fund are no longer investment options of the Plan.

During 2009, the Plan continued to offer the remaining investment options except that in March 2009, the Putnam Stable Value Fund was replaced by the PIMCO Money Market Fund (Institutional).

Participants may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions. Vesting in employer contributions is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100

Participants are at all times fully vested in the earnings on both participant and vested employer contributions.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2009 and 2008, forfeitures reduced Abbott's contributions by $23,737 and $15,410, respectively. No forfeitures were available at the end of 2009 or 2008 to reduce future Abbott contributions.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, Abbott common shares or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Prior to separation of service, participants are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Loans to Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or the employee's anticipated retirement date, if sooner). Repayment is generally made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invested in investment contracts through a collective trust (the Putnam Stable Value Fund) until March 2009. In accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), the statements of net assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment of this investment from fair value to contract value.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Basis of Accounting - Continued

The statement of changes in net assets available for benefits is prepared on a contract-value basis for fully benefit-responsive investment contracts.

Adoption of New Accounting Rules

On January 1, 2008, the Plan adopted new accounting rules covering fair value measurements. Adoption of these rules did not have a material effect of the Plan's financial statements.

In April 2009, the Financial Accounting Standards Board ("FASB") issued additional rules regarding fair value measurement and disclosure. The rules provide guidance for estimating fair value when market activity for the asset or liability has decreased significantly. The new rules require disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used to measure fair value. In addition, the Plan's investments are required to be presented by major category as determined on the basis of the nature and risks of the investments. The Plan adopted this new guidance effective December 31, 2009, and determined it did not have a material effect on the Plan's financial statements, but expanded its disclosures.

In September 2009, the FASB issued guidance on measuring fair value for investments that use net asset values not quoted in active markets as fair value, such as the Plan's collective trusts. This guidance requires additional disclosure including the investment strategies of these investments and the nature of any restrictions on the investor's ability to redeem its investment at the measurement date. The Plan adopted this new guidance effective December 31, 2009 and determined it had no effect on the Plan's financial statements, but expanded its disclosures.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

Plan management uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per unit multiplied by the number of units held.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Money market fund – Valued at the published net asset value of $1 per unit.

Collective trust fund - Valued at the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Participant loans - Valued at cost, which approximates fair value.

The following tables summarize the basis used to measure assets at fair value at December 31, 2009 and 2008 (dollars in thousands):

	Basis of Fair Value Measurement			
2009	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott	$ 137,378	$ -	$ -	$ 137,378
Hospira	4,874	-	-	4,874
Total common stock	142,252	-	-	142,252
Mutual funds				
Growth	5,507	-	-	5,507
Blend	9,870	-	-	9,870
Value	5,664	-	-	5,664
Income	2,562	-	-	2,562
Total mutual funds	23,603	-	-	23,603
Money market fund	23,815	-	-	23,815
Collective trust fund				
Growth (a)	-	392	-	392
Participant loans	-	-	21,216	21,216
Total assets at fair value	$ 189,670	$ 392	$ 21,216	$ 211,278

(a) The collective trust fund does not have a readily determinable fair value and is valued at its December 31, 2009 net asset value per share as provided by the fund's administrators. The investment strategy of this investment is to achieve long-term total return in excess of the Russell Mid-Cap Growth Index. Redemption from the fund is permitted daily.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement			
2008	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock	$ 136,029	$ -	$ -	$ 136,029
Mutual funds	14,162	-	-	14,162
Collective trust funds	-	18,943	-	18,943
Participant loans	-	-	21,555	21,555
Total assets at fair value	$ 150,191	$ 18,943	$ 21,555	$ 190,689

The following table summarizes the changes in assets that are measured using significant unobservable inputs (dollars in thousands) for the year ended December 31, 2009:

Participant loans	
Balance, beginning of 2009	$21,555
Net purchases and settlements	(339)
Balance, end of 2009	$21,216

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and Hospira stock. Mutual fund investment fees are charged against the net assets of the respective fund. The Company pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2009 and 2008 (dollars in thousands):

	2009	2008
Abbott common shares	$137,378	$133,172
Putnam Stable Value Fund*	n/a	20,079
PIMCO Money Market	23,815	n/a

* Represents contract value. Fair value of this investment as of December 31, 2008, was $18,807.

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2009 and 2008 is presented below:

	2009	2008
Abbott common shares, 2,544,519 and 2,495,264 shares, respectively (dollars in thousands)	$137,378	$133,172
Market value per share	$53.99	$53.37

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Common shares/stock	$5,178
Mutual funds	4,689
Collective trust funds	121
	$9,988

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in Abbott common shares.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

On September 17, 1998, the Department of the Treasury of the Commonwealth of Puerto Rico issued a letter to the effect that the Plan, as written, qualifies under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the "Code") and, consequently, is exempt from local income tax. The Plan has been amended since receiving the letter. The Plan's management believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the Code.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2008 to the Form 5500 (dollars in thousands):

Net assets available for benefits per the financial statements	$192,128
(Decrease) increase for adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,272)
Net assets available for benefits per the Form 5500	$190,856

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2009 to the Form 5500 (dollars in thousands):

Total net investment income per the financial statements	$15,619
Adjustment from contract value to fair value for fully benefit-responsive investment contract for 2008	1,272
Total net investment income per the Form 5500	$16,891

NOTE H - SUBSEQUENT EVENTS

On February 26, 2009, Abbott completed its acquisition of Advanced Medical Optics ("AMO"). AMO was renamed Abbott Medical Optics Inc. Approximately 500 AMO employees in Puerto Rico were covered under the Advanced Medical Optics, Inc. 401(k) Plan (the "AMO Plan"). The AMO employees in Puerto Rico began participating in the Plan effective January 1, 2010. Effective April 15, 2010, the AMO Plan merged with and into the Plan.

Effective January 29, 2010, various structural changes were made to several Plan investment options in order to lower investment management fees. American Fund investment options now offer Class R6 shares which have a lower expense ratio than the previously offered Class R5 shares, therefore the American Fund options moved from Class R5 to Class R6. The BlackRock and Dodge & Cox portfolios were converted from mutual funds to managed accounts.

On June 10, 2010, the Plan filed for an updated tax determination letter from the Departamento de Hacienda in Puerto Rico. The Plan has not yet received a response, but the Plan believes that it is still qualified under the Code.

The Company has evaluated subsequent events from December 31, 2009 through the date these financial statements have been filed with the Securities and Exchange Commission. Except as previously described, there are no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009
(Dollars in thousands)

Identity of party involved/ description of asset	Cost (a)	Current value
*Abbott Laboratories, common shares		$ 137,378
Hospira, Inc., common stock		4,874
Mutual funds		
American Funds EuroPacific Growth Fund, Class R5		4,927
American Funds The Investment Company of America Fund, Class R5		2,251
Blackrock International Opportunities Fund		1,414
Blackrock Mid Cap Value Equity Fund		789
Dodge & Cox Balanced Fund		1,972
Growth Fund of America, Class R5		5,507
PIMCO All Asset Fund		794
PIMCO Total Return Fund		1,768
Vanguard Extended Market Index Fund		1,498
Vanguard Institutional Developed Markets Fund		547
Vanguard Institutional Index Fund Plus		1,484
Washington Mutual Investors Fund, Class R5		652
Money market fund		
PIMCO Money Market Fund (Institutional)		23,815
Collective trust fund		
Wellington Mid Cap Growth Fund		392
*Loans to participants, 3.25% to 9.50%		21,216
		$ 211,278

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

<u>EXHIBITS</u>

23.1 Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan.

23.2 Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

Date: June 28, 2010

By:



Stephen R. Fussell
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan.
23.2	Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan (Puerto Rico).



Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 28, 2010, with respect to the financial statements and supplemental schedule of the Abbott Laboratories Stock Retirement Plan on Form 11-K for the year then ended December 31, 2009. We hereby consent to the incorporation by reference of said report in the Registration Statements of Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program as follows:

File No.	Effective Date
33-26685	January 23, 1989
33-50452	August 4, 1992
33-51585	December 20, 1993
33-56897	December 16, 1994
33-65127	December 18, 1995
333-19511	January 10, 1997
333-43383	December 29, 1997
333-69579	December 23, 1998
333-93257	December 21, 1999
333-74224	November 30, 2001
333-102180	December 23, 2002
333-109253	September 29, 2003
333-124849	May 12, 2005
333-141116	March 7, 2007
333-153198	August 26, 2008

Grant Thornton LLP

Chicago, Illinois
June 28, 2010



Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 28, 2010, with respect to the financial statements and supplemental schedule of the Abbott Laboratories Stock Retirement Plan on Form 11-K for the year then ended December 31, 2009. We hereby consent to the incorporation by reference of said report in the Registration Statements of Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program as follows:

File No.	Effective Date
33-26685	January 23, 1989
33-50452	August 4, 1992
33-51585	December 20, 1993
33-56897	December 16, 1994
33-65127	December 18, 1995
333-19511	January 10, 1997
333-43383	December 29, 1997
333-69579	December 23, 1998
333-93257	December 21, 1999
333-74224	November 30, 2001
333-102180	December 23, 2002
333-109253	September 29, 2003
333-124849	May 12, 2005
333-141116	March 7, 2007
333-153198	August 26, 2008

Grant Thornton LLP

Chicago, Illinois
June 28, 2010

PR